SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                               A.T. CROSS COMPANY
                                (Name of Issuer)



                       Class A Common Stock, $1 Par Value
                         (Title of class of securities)



                                    227478104
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)

     1) Name of Reporting Person. Russell A. Boss
                                  -----------------------


     2) Check the Appropriate box if a Member of a Group (See Instructions)

     (a) [ ] (b) [ ]


     3) SEC Use Only......................................


     4) Citizenship or Place of Organization.      United States
                                              -----------------------


Number of     (5)  Sole Voting Power:  204,965 (includes shares acquirable
Shares Bene-       within 60 days through exercise of stock options)
ficially      (6)  Shared Voting Power:  1,565,000 (3,369,800 if Class B common
Owned By           stock beneficially owned is converted to Class A common stock
Each Report-  (7)  Sole Dispositive Power:  204,965 (see comment under Item 5)
ing Person    (8)  Shared Dispositive Power:  1,565,000 (3,369,800 if Class B
With               common stock beneficially owned is converted to Class A
                   common stock)


     9) Aggregate Amount Beneficially Owned by Each Reporting Person. 3,604,012 (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).


     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). N/A



     11) Percent of Class Represented by Amount in Row 9. 21.66% (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days held by the Reporting Person).


        12)      Type of Reporting Person (See Instructions). IN

Item 1(a).  Name of Issuer.
         A.T. Cross Company.

Item 1(b).  Address of Issuer's Principal Executive Offices.
         One Albion Road, Lincoln, Rhode Island 02865

Item 2(a).  Name of Person Filing.
         Russell A. Boss.

Item 2(b).  Address of Principal Business Office.
         One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).  Citizenship.
         United States.

Item 2(d).  Title of Class of Securities.
         Class A Common Stock, $1.00 Par Value.

Item 2(e).  CUSIP Number.
         227478104

Item 3.
         Not applicable.

Item 4.  Ownership.
         (a) Amount Beneficially Owned.
             67,946 shares held directly
             137,019 shares acquirable pursuant to options exercisable within 60 days 29,247 shares held by wife and children 1,565,000 shares held indirectly as co-trustee of trusts

             1,804,800 shares which may be acquired by conversion of Class B Common Stock held as trustee
         (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Boss represent 21.66% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).
         (c) Number of shares of Common Stock as to which Mr. Boss has:

             (i) sole power to vote or to direct the vote: 204,965 (including shares subject to stock options exercisable within 60 days)

             (ii) shared power to vote or to direct the vote: 1,565,000 (3,369,800 if all Class B shares are converted to Class A shares)

             (iii) sole  power  to dispose  or to  direct the  disposition of:
                   204,965   (including   shares   subject   to  stock  options
                   exercisable within 60 days)

             (iv)  shared power to dispose or to direct the disposition of:
                   1,565,000 (3,369,800 if all Class B shares are converted to Class A shares)

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 9, 1998                            /s/Russell A. Boss
                                                     Russell A. Boss